St. Jude
RESOURCES LTD.

3rd Quarter Interim Financial Statements - October 31, 2004

dw 1/4

Unaudited - Prepared by Management
Not reviewed by an independent auditor

ST. JUDE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the nine month period ended October 31, 2004. The company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The company's reporting currency is Canadian dollars, unless otherwise indicated. The date of this Management Discussion and Analysis is December 17, 2004. Additional information on the company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. The company has seven active gold exploration projects. The Hiwni-Butre, Benso and Shieni Hills projects are located in Ghana West Africa, the Goulagou and Rounga projects are in the north central region of Burkina Faso and the Tialkam and Deba are located in Niger.

OVERALL PERFORMANCE

The company is in solid financial condition with liquid working capital in the amount of over $11.1 million, as compared to working capital of approximately $12.5 million on hand at the end of our second quarter (July 31, 2004). During the quarter in question, the company has been carrying out aggressive exploration campaigns on its projects in Ghana, Burkina Faso, and the acquisition of the Niger project where a total of $1.3 million was deployed during this reporting period. As at October 31, 2004, the company recorded a loss of $1,899,065. The company expects to expend up to an additional $1.2 million to advance the exploration of all of its West African projects during the next quarter of this year. It is expected that the expenditure of these funds will move the company's advanced exploration projects towards pre-feasibility and feasibility.

RESULTS OF OPERATIONS

The company incurred a net loss of $1,899,065 for the nine months ending October 31, 2004, compared to a net loss of $750,100 for the previous year. This resulted in a net loss of $0.05 per share, (2003 - $0.03).

Expenses incurred for the nine month period ended October 31, 2004, were $2,058,418, (2003 - $844,125) which are higher due to the grant of options to directors and employees. As a result, a compensation expense of $1,355,324 is recorded during the current quarter. Management fees remained unchanged quarter over quarter, where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits for the nine month period ended October 31, 2004 were $105,815 (2003 $70,839). Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, accounting and investor relations. Consulting fees for the nine month period ended October 31, 2004 were $83,714 (2003 - $113,848). The decrease in consulting fees and consulting revenue is related to the company's investment in i to i logistics inc., which was written off at year-end January 31, 2004. On the income side, interest earnings were up significantly at $134,713 for the nine month period ended October 31, 2004 (2003 - $16,019). This is directly related to a significant increase in working capital on hand.

MINERAL PROPERTIES

During the three month period ended October 31, 2004, the company capitalized deferred exploration costs in the amount of $1,300,938 (2003 - $802,437). Of this amount, $68,349 was allocated towards acquisition costs, and was paid towards the acquisition of the company's new projects in Niger.

Hwini-Butre Concession, Ghana, West Africa: The Hwini-Butre property is located approximately 25 km. north of the city of Takoradi in Ghana, West Africa. It straddles approximately 25 km. of the prolific Ashanti gold belt.

Prior to the quarter in question, the company expended $12,715,187 in deferred exploration costs at the Hwini-Butre project, and as at October 31, 2004, the company's total expenditures at Hwini-Butre were $13,202,388.

These expenses included drilling, extensive geophysical, geological and geochemical surveys. Work to date includes over 16,000 soil geochem samples, 17,000 meters of trenching and over 30,000 meters of drilling. St. Jude has outlined a significant gold resource at the Adoikrom, Father Brown and Dabokrom deposits (the "southern deposits"), where during the quarter in question, a qualified independent consulting firm recently calculated an updated resource estimate which establishes a Measured and Indicated gold resource of 829,000 ounces, plus an additional Inferred resource of 14,000 ounces. This represents a 47.5% increase in the Measured and Indicated resource category at Hwini-Butre.

The Hwini-Butre project remains highly prospective for additional resources. Other significant prospective targets include Seikrom, Semkrom, Briminsu and Apatunso.

At the Hwini-Butre project, the company has an agreement with Hwini-Butre Minerals (the "HBM Vendor"), whereby St. Jude can earn up to a 65% interest by carrying out a fixed dollar amount of exploration (which has already been completed) and by making a US $800,000 cash payment. The HBM Vendor retains a 25% participating interest however, if it elects not to participate in the development of the project after feasibility, then the HBM Vendor's interest shall automatically be reduced to a 12.5% carried interest. The company has been advised that the HBM Vendor is involved in a legal dispute with the original Ghanaian entity through which the HBM Vendor acquired the property. If the original Ghanaian entity is successful in its dispute, St. Jude has a previous agreement which is in good standing, wherein St. Jude has acquired an 80% interest, the original Ghanaian entity retains a 10% carried interest and the Government of Ghana has its standard 10% interest.

Benso Project, Ghana, West Africa: The Benso project is located directly north of and adjacent to the Hwini-Butre project. This project consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. The company has been working on the Benso project since 2001. Prior to the quarter in question, the company had deferred exploration expenditures totalling $9,698,781, and as at October 31, 2004 the company's total expenditures at the Benso project total $10,129,501. This amount includes acquisition costs of $2,794,570, (paid by the issuance of 950,000 class A common shares from treasury and cash). On the Benso project, the company has been focusing its efforts on the Subriso block. Extensive geochemical analysis, trenching, pitting and drilling have been carried out within two parallel zones of mineralization, where approximately 15 gold anomalies have been identified. During the quarter in question, the company carried out drilling and metallurgical work to advance the progress of an initial resource estimate at Benso. On October 28, 2004, the company released an initial resource estimate on the Benso property. The resource estimate was based on drill results from Subriso east, west, central, G and I zones, where an independent consultant (Watts Griffis McOuat) has calculated a total Measured and Indicated mineral resource of 487,000 ounces (5,264,400 tonnes grading 2.87 g/t Au, plus an additional Inferred resource of 11,000 ounces).

The company also released results of metallurgical testing from both the Hwini-Butre and Benso deposits which indicated gold recoveries are above 95% and that the ore contained in these deposits are non-refractory.

Goulagou/Rounga Project, Burkina Faso: The Goulagou/Rounga project is located in the north central region of Burkina Faso. The prospecting licence on this project includes approximately 487 sq. km. Prior to the quarter in question, the company had deferred exploration expenses of $2,916,230, and during the current quarter, the company's deferred exploration expenses on this project were increased by $311,924. These expenditures relate to drilling at the GG1 and GG2 deposits and other exploratory work in the Rounga area. The previous operator of these concessions, Channel Resources ("CRL") *reported gold recoveries of up to 95% from preliminary* metallurgical testing on oxide samples from the GG2 zone. After completing over 20,000 meters of drilling CRL calculated an Inferred resource of 774,700 ounces. No independent verification of this historical data has been performed and the company has not completed sufficient exploration to verify the CRL resource estimate. St. Jude has been on the project for approximately two years and all of our exploration results correlate well with the CRL data. This leads the company to believe that the exploration carried out by CRL was done in a professional and diligent manner and is therefore relevant. However, this historical resource estimate was prepared prior to National Instrument 43-101 and therefore, should not be relied upon.

The company can acquire 90% of the Goulagou/Rounga concessions for cash payments totaling US $300,000 (5 annual payments of US $60,000 each) and by carrying out sufficient work to keep the properties in good standing. The company has an option to acquire the original vendor's remaining 10% for US $1 million, plus the issuance of a 5% Net Profits Interest ("NPI"). This NPI can also be purchased by the company for a further payment of US $500,000.

During the quarter in question, the company carried out definition drilling and metallurgical test results which have been carried out at McClelland Labs in Reno Nevada. Gold recoveries averaged over 70% in column leach tests

with over 88% of the recoverable gold leaching out of the samples in 20 days or less. These positive results indicate that the Goulagou deposit is amenable to low cost heap leach processing techniques. During the next quarter, the company intends to carry out additional exploration drilling at both Goulagou and Rounga, together with follow up in-fill drilling.

During the quarter in question, definition drilling and metallurgical testing ware carried out.

Shieni Hills Project, Ghana, West Africa: The Shieni Hills reconnaissance licence was issued to the company during the 1st quarter 2004. This is a new, grass roots exploration project which covers an area of approximately 500 sq. km. and is centered in the Shieni Hills iron ore deposits in the north-east corner of Ghana. The iron ores are very substantial in size (100's of millions of tons), but their relatively low grade in remote location makes them an unlikely economic iron deposit.

The company is testing the theory that the iron which is hosted in hydrothermal breccias, may have carried with it gold and other minerals which may have been picked up as the iron came through the underlying Birimian basement material. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt. A phase I geochemical survey has identified a 47 km. low grade gold anomaly which was identified in over 700 samples which were taken across 13 east-west trending grid lines. This enriched zone averages 500 meters to 1,000 meters in width over the entire length of the anomaly. The company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

During the upcoming exploration season, the company intends to return to the Shieni Hills area to carry out further stream sediment sampling and more geochemical soil testing. Any areas which are identified as prospective, will be subject to a detailed trenching and pitting program.

Niger Project, West Africa: During the quarter the Ministry of Mines directly granted the Deba and Tialkam prospecting permits to the company. The Deba and Tialkam permits are strategically located along a gold mineralization corridor that has been established over a length of 150 kilometres. The permits cover 90 kilometers of this corridor with areas of 742 sq. km. and 1,100 sq. km. respectively (700 sq. miles).

All of the company's exploration programs are designed and completed under the supervision of George A. Flach, B.SC., P.Geo.

The table set out in the notes to the interim financial statements for the period ended October 31, 2004, entitled Deferred Exploration Expenditures provides a detailed analysis of the expenditures referred to above on a property-by-property basis.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for Q2-2005 and each of the last seven quarters of fiscal 2004 and 2003 (unaudited):

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three Months Ended	October 31, 2004	July 31, 2004	April 30, 2004	January 31, 2004
Consulting	$ -	$ -	$ -	$ -
Interest income	74,450	34,939	25,324	51,747
Total revenue	$ 74,450	$ 34,939	$ 25,324	$ 51,747
Net loss	$ 1,472,485	$ 219,773	$ 206,807	$ 2,631,213
Basic and dilute Net Loss per share	$0.038	$0.006	$0.006	$0.077

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three Months Ended	October 31, 2003	July 31, 2003	April 30, 2003	January 31, 2003
Consulting	$ -	$ 49,610	$ 25,230	$ 15,750
Interest income	2,819	6,015	7,185	6,530
Total revenue	$ 2,819	$ 55,625	$ 32,415	$ 22,280
Net loss	$ 310,409	$ 184,795	$ 254,896	$ 3,547,003
Basic and dilute Net Loss per share	$0.013	$0.008	$0.011	$0.192

An analysis of the quarterly results over the last eight quarters shows a slight variation, with the exception of Q3-2004, Q4-2004 and Q3-2005 wherein the company logged a stock-based compensation expense (Q3-2005,

$1,355,324,Q4-2004 $2,236,386 and Q4-2003 - $491,987). This expense is recorded in these quarters due to the timing of the grant of options. In Q4-2004, the company wrote down its investment in i to i logistics inc. in the amount of $30,614. In Q4-2003 the company wrote off its investment in the Uchi Lake property and its loan receivable from MGB Plastics Inc., thereby, increasing the company's net loss during that period by a total of $2,781,258. The company stopped consolidating its financial statements with i to i logistics inc. at the end of Q2-2003. As a result, it is not anticipated that there will be any further consulting income on St. Jude's financial statements. Interest income in Q4-2004 and Q1-2005, is higher due to an increase of cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The company has not begun commercial production on any of its resource properties and accordingly, the company does not generate cash from operations. St. Jude finances exploration and development activities by raising capital from equity markets at the present time.

As at October 31, 2004 the company had working capital of $11,116,561 compared to $12,530,401 at July 31, 2004.

During Q2 an employee of the company exercised stock options for 150,000 common shares for aggregate cash consideration of $105,000 and During Q1 and Q2 a total of 1,058,302 share purchase warrants were exercised to acquire 1,058,302 common shares for aggregate cash consideration of $928,292.

The company has no long term debt whatsoever.

CONTRACTUAL COMMITMENTS

The company is committed under an operating lease for its Canadian head office premises with the following aggregate minimum lease payment to the expiration of the lease on August 31, 2007:

2005 - $28,647
2006 - $28,647
2007 - $16,709

The company also has an agreement with Bluestar Management Inc. a company owned by the President and C.E.O. of St. Jude Resources Ltd. to acquire management services for $17,500 per month to July 2007.

OFF BALANCE SHEET ARRANGEMENTS

The company has no off balance sheet arrangements other that the lease related to its office premises as disclosed above.

RELATED PARTY TRANSACATIONS

A total of $157,500 was paid for management services to Bluestar Management Inc, a company controlled by the President and C.E.O. of the company.

A total of $30,000 was paid to W.K. Mining Services, a company controlled by the Director of the company.

A total of $56,675 is paid to the C.F.O. of the company for accounting and administrative services.

OUTSTANDING SHARE DATA

As at December 17, 2004 the company had 38,398,284 issued and outstanding shares, 4,805,000 directors & employee options outstanding and 5,400,000 share purchase warrants outstanding.

SUBSEQUENT EVENTS

The following events occurred subsequent to October 31, 2004:

(a) Issued 75,000 common shares upon the exercise of 75,000 stock option for aggregate cash consideration of $60,000.

(b) Issued 22,805 common shares for proceeds of $19,612 pursuant to exercise of warrants

RISK AND UNCERTAINTIES

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all. Management at this time, has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the company's estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the company's control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the company's financial condition.

The company's recorded value of the company's mineral properties is in all cases, (except for the company's Uchi Lake property which has been completely written down in past years), based on historical costs that are expected to be recovered in the future. The company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. The company's financial statements have been prepared with these risks in mind, and the company has assumed that recent gold price will be achievable. All of the assumptions set out herein are potentially subject to significant change and out of the company's control. These changes are not determinable at this time.

CHANGE IN ACCOUNTING POLICY

The company did not make any changes to its accounting policy during the quarter in question.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for precious metals, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for precious metals that could negatively affect prices. Although the company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

ST. JUDE RESOURCES LTD.
Consolidated Balance Sheets
As at October 31, 2004 and January 31, 2004

	October 31, 2004 (Unaudited)	January 31, 2004 (Audited)
Assets:		
Current assets:		
Cash and cash equivalents	$ 4,356,650	$ 16,692,878
Short-term investments	6,870,000	-
Accounts receivable	11,791	10,799
Interest receivable	317,231	-
Income taxes recoverable	838	11,160
Prepaid expenses	3,581	3,581
	11,560,091	16,718,418
Mineral properties *(note 2)*	27,059,924	19,447,445
Equipment	255,306	229,417
Less accumulated amortization	(192,326)	(181,574)
	62,980	47,843
	$ 38,682,995	$ 36,213,706
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 443,530	$ 556,325
Shareholders' Equity:		
Share capital *(note 3)*	51,781,801	48,585,601
Contributed surplus (*note 4*)	5,638,541	4,365,625
Deficit	(19,180,877)	(17,293,845)
	38,239,465	35,657,381
	$ 38,682,995	$ 36,213,706

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.

Consolidated Statements of Operations and Deficit

For the Nine and Three Month Periods Ended October 31, 2004 and 2003

	Three Months Ended October 31		Nine Months Ended October 31	
	2004	**2003**	**2004**	**2003**
Expenses:				
Compensation expense	**$ 1,355,324**	$ -	**$ 1,355,324**	$ -
Management fees	**52,500**	52,500	**157,500**	157,500
Promotion and advertising	**34,393**	9,222	**108,171**	56,475
Wages and benefits	**43,888**	23,684	**105,815**	70,839
Consulting fees	**15,000**	16,193	**83,714**	113,848
Travel	**1,460**	16,732	**63,578**	40,555
Office	**14,654**	15,280	**44,506**	40,928
Administration	**5,590**	26,839	**41,816**	48,802
Rent	**11,261**	11,061	**34,184**	33,103
Professional fees	**16,792**	25,755	**32,880**	28,316
Investor communication	**7,649**	131,317	**16,638**	227,920
Amortization	**4,258**	10,047	**10,752**	23,176
Bank charges and interest	**1,145**	854	**3,540**	2,663
	1,563,914	339,484	**2,058,418**	844,125
Income:				
Interest	**74,450**	2,819	**134,713**	16,019
Foreign exchange gain / (loss)	**16,979**	(9,702)	**24,640**	(27,212)
Loan receivable recovery - MGB Plastics Inc.	**-**	38,831	**-**	38,831
Consulting revenue	**-**	-	**-**	74,840
	91,429	31,948	**159,353**	102,478
Profit / (loss) before taxes	**(1,472,485)**	(307,536)	**(1,899,065)**	(741,647)
Income & capital tax expense	**-**	(2,873)	**-**	(8,453)
Net profit / (loss)	**(1,472,485)**	(310,409)	**(1,899,065)**	(750,100)
Deficit, beginning of period	**(17,708,392)**	(11,319,961)	**(17,293,845)**	(10,880,060)
Share issue costs recovery/(expense)	**-**	-	**12,033**	(210)
Deficit, end of period	**$ (19,180,877)**	**$ (11,630,370)**	**$ (19,180,877)**	$ (11,630,370)

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Nine and Three Month Periods Ended October 31, 2004 and 2003

	Three Months Ended October 31		Nine Months Ended October 31	
Cash provided by (used in):				
	2004	**2003**	**2004**	**2003**
Operations:				
Net income / (loss)	**$ (1,472,485)**	$ (310,409)	**$ (1,899,065)**	$ (750,100)
Adjustment for non-cash items:				
Amortization	**4,258**	10,047	**10,752**	23,176
Stock based Compensation	**1,355,324**	-	**1,355,324**	-
Change in non-cash operating working capital:				
Accounts receivable	**3,036**	3,089	**(992)**	5,455
Interest receivable	**17,546**	-	**(317,231)**	-
Income taxes recoverable	**11,252**	-	**10,322**	(5,028)
Prepaid expenses	**67,145**	(29,833)	**-**	(29,833)
Accounts payable and accrued liabilities	**(822,618)**	(116,557)	**(112,795)**	39,731
	(836,542)	(443,663)	**(953,685)**	(716,599)
Investments:				
Short-term investments	**-**	-	**(6,870,000)**	-
Additions to mineral properties	**(1,300,938)**	(802,437)	**(5,531,979)**	(2,401,274)
Additions to equipment	**-**	(71,884)	**(25,889)**	(208,009)
	(1,300,938)	(874,321)	**(12,427,868)**	(2,609,283)
Financing:				
Issuance of class "A" shares	**-**	1,121,059	**1,033,292**	1,694,620
Share issue costs recovery/(expense)	**-**	-	**12,033**	(210)
	-	1,121,059	**1,045,325**	1,694,410
Decrease in cash	**(2,137,480)**	(196,925)	**(12,336,228)**	(1,631,472)
Cash and cash equivalents, beginning of period	**6,494,130**	1,456,933	**16,692,878**	2,891,480
Cash and cash equivalents, end of period	**$ 4,356,650**	$ 1,260,008	**$ 4,356,650**	$ 1,260,008
Supplementary information: Non-cash investing and financing activities: Issued 950,000 common share to acquire remainder of Benso concession, which is Included in the Mineral properties.	**-**	-	**$2,080,500**	-

See accompanying notes to consolidated interim financial statements.

1. **Basis of Presentation:** The interim unaudited consolidated financial statements of St. Jude Resources Ltd. do not contain all the disclosure required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the annual audited financial statements for the year ended January 31, 2004. These interim consolidated financial statements have been prepared based on the same accounting policies and methods as those used in the January 31, 2004 accounts.

2. **Mineral Properties:** See attached Schedule of Deferred Exploration Costs for a property-by property breakdown of exploration expenditures.

3. **Share Capital:**

(a) Issued shares:

	Number of shares	Consideration
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common voting shares without par value		
Issued:		
Class A common voting shares:		
Balance, January 31, 2003	22,374,992	$28,087,572
Private placement for cash, November 20, 2003	9,000,000	18,000,000
Exercise of stock options	240,000	50,400
Allocation from contributed surplus upon exercise of stock options	-	60,960
Exercise of Warrants	4,527,185	2,191,589
Allocation from contributed surplus upon exercise warrants	-	195,080
Balance January 31, 2004	36,142,177	$48,585,601
Shares for acquisition of mineral property	950,000	2,080,500
Exercise of employee stock options	150,000	105,000
Allocation from contributed surplus upon exercise of stock options	-	82,408
Exercise of Warrants	1,058,302	928,292
Balance October 31, 2004	38,300,479	51,781,801

During the 1st quarter the company issued 900,000 common shares for the acquisition of remainder of Benso Concession.

(b) Options:

During the 2nd quarter an employee exercised stock options for 150,000 common shares for aggregate cash consideration of $105,000. As at October 31, 2004 and January 31, 2004 the following share incentive stock options were outstanding:

	Number of options	Weighted average exercise price
Outstanding January 31, 2003	1,795,000	$ 0.45
Exercised	(240,000)	(0.21)
Granted	1,850,000	1.80
Outstanding January 31, 2004	3,405,000	1.20
Exercised	(150,000)	(0.70)
Granted	1,625,000	1.31
Balance October 31, 2004	4,888,000	1.25

3. **Share Capital (continued):**

The following table summarizes information about the stock options outstanding at October 31, 2004:

	Exercise price	Number of options outstanding and exercisable	Average remaining life in years
Directors' options	$ 0.21	807,500	2.28
Directors' options	1.80	800,000	4.00
Directors' options	1.31	450,000	4.89
Employee options	0.21	232,500	2.28
Employee options	0.80	75,000	0.12
Employee options	1.30	290,000	1.20
Employee options	1.80	1,050,000	4.00
Employee options	1.31	1,175,000	4.89

During the 3rd quarter the company granted 1,625,000 stock options exercisable at $1.31 per share for a period of five years to employees and directors. The estimated fair value of these options using the Black-Scholes options pricing model was $1,355,324. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

Risk free rate	3.96%
Expected life	5 years
Annualized volatility	75%
Dividend rate	0.00%

(c) Warrants:

During the nine month period ended October 31, 2004, 1,058,302 share purchase warrants were exercised to acquire 1,058,302 common shares, for a total cash consideration of $928,292. As at October 31 and January 31, 2004, the following share purchase warrants were outstanding:

	Expiry date	Exercise Price	October 31, 2004 Number of Shares	January 31, 2004 Number of Shares
Share purchase warrants	May 28, 2004	$0.28	-	39,000
Share purchase warrants	June 3, 2004	$0.90	-	945,968
Share purchase warrants	June 4, 2004	$0.90	-	73,334
Agents compensation warrants	December 3, 2004	$0.86	22,805	22,805
Agents compensation warrants	November 20, 2005	$2.00	900,000	900,000
Share purchase warrants	November 20, 2008	$3.00	4,500,000	4,500,000
Total			**5,422,805**	**6,481,107**

4. **Contributed surplus:**

	October 31, 2004	January 31, 2004
Opening Balance	$4,365,625	$ 652,602
Options granted (note 4(b))	1,355,324	2,236,386
Warrants granted	-	1,732,677
Options exercised	(82,408)	(60,960)
Warrants exercised	-	(195,080)
Ending balance	$5,638,541	$4,365,625

5. **Related Party Transactions:** Related party transactions not disclosed elsewhere in these financial statements, are as follows for the nine month period ended October 31, 2004:

(a) A total of $157,500 was paid for management services to Bluestar Management Inc, a company controlled by the President and C.E.O of the company.

(b) A total of $30,000 was paid to W.K Mining Services, a company controlled by the Director of the company.

(c) A total of $56,675 is paid to the CFO of the company for accounting and administrative services.

6. **Subsequent events:** The following events occurred subsequent to October 31, 2004:

(a) Issued 75,000 common shares upon the exercise of 75,000 stock option for aggregate cash consideration of $60,000.

(b) Issued 22,805 common shares for proceeds of $19,612 pursuant to exercise of warrants.

ST. JUDE RESOURCES LTD.
Note 2 - Schedule of Deferred Exploration Expenditures
Three Months Ended October 31, 2004 and October 31, 2003

Three Months Ended October 31,2004	Hwini-Butre $	Benso $	Shieni Hills $	Burkina Faso $	Niger $	Total $
Acquisition costs						
Balance, beginning of period	644,185	2,794,570	20,000	173,292	-	3,632,048
Incurred during the period:						
Cash		-	-	-	68,349	68,349
Balance, end of period	644,185	2,794,570	20,000	173,292	68,349	3,700,397
Exploration expenditures:						
Amortization	8,477	12,717	-	3,538	-	24,732
Consulting/Personnel	171,567	79,699	12,159	33,210	1,656	298,291
Consumable field equipment	7,686	1,442	480	-		9,608
Drilling	142,859	305,987	-	171,669	-	620,515
Geochemical surveys	2,001	375	1,246	-	18	3,640
Geological mapping	-	3,096	-	-		3,096
Geophysical surveys	-	-	-	25,256		25,256
Line cutting & clearing	3,526	661	220	-	-	4,407
Soil Sampling, Trenching & Pitting	2,603	2,664	163	76		5,506
Support service	148,482	24,079	9,280	11,030	576	193,447
Other	-	-	-	67,145		67,145
	487,201	430,720	23,548	311,924	2,250	1,255,643
Balance, beginning of period	12,071,002	6,904,211	123,908	2,742,938	-	21,842,059
Balance, end of period	12,558,203	7,334,931	147,456	3,054,862	2,250	23,097,702
Capital Equipment						
Balance, beginning of period						284,879
Additions						1,678
Less Amortization						(24,732)
						261,825
Cumulative mineral property costs	13,202,388	10,129,501	167,456	3,228,154	70,599	27,059,924
Total additions to mineral properties	487,201	430,720	23,548	311,924	70,599	1,300,938

(i) Capital equipment consists of exploration vehicles, computers, and surveying equipment the declining balance method is used to calculate the amortization at the annual rate of 30%. The amortization is being deferred and is charged to each property on the % of use.

Three Months Ended October 31,2003	Hwini-Butre $	Benso $	Burkina Faso $	Uchi Lake $	Total $
Acquisition costs					
Balance, beginning of period	-	39,750	94,800	1	134,551
Incurred during the period:					
Cash	-	-	-	-	-
Balance, end of period	-	**39,750**	**94,800**	**1**	**134,551**
Exploration expenditures:					
Consulting/Personnel	12,495	55,528	20,782	-	88,805
Consumable field equipment	-	-	-	-	-
Drilling	-	248,763	291,172	-	539,935
Line cutting & clearing	-	10,857	8,090	-	18,947
Soil Sampling, Trenching & Pitting	-	-	-	-	-
Support service	22,950	96,225	35,575	-	154,750
	35,445	411,373	355,619	-	802,437
Balance, beginning of period	11,727,399	4,237,480	532,592	-	16,497,472
Balance, end of period	**11,762,845**	**4,648,853**	**888,211**	-	**17,299,909**
Cumulative mineral property costs	**11,762,845**	**4,688,603**	**983,011**	**1**	**17,434,460**
Total additions to mineral properties	35,445	411,373	355,619	-	802,437

ST. JUDE RESOURCES LTD.
Note 2 - Schedule of Deferred Exploration Expenditures (continued)
Nine Months Ended October 31, 2004 and October 31, 2003

Mineral Properties Expenditures Nine Months Ended October 31,2004	Hwini-Butre $	Benso $	Shieni Hills $	Burkina Faso $	Niger $	Total $
Acquisition costs						
Balance, beginning of period	130,557	714,070	20,000	173,292	-	1,037,920
Incurred during the period:						
Cash	513,628	-	-	-	68,349	581,977
Issuance of shares	-	2,080,500	-	-	-	2,080,500
Balance, end of period	**644,185**	**2,794,570**	**20,000**	**173,292**	**68,349**	**3,700,397**
Exploration expenditures:						
Amortization	16,342	44,175	-	10,612	-	71,129
Consulting/Personnel	245,738	245,289	21,665	154,057	1,656	668,405
Consumable field equipment	10,432	3,785	480	3,215	-	17,912
Drilling	149,329	1,615,137	-	1,441,409	-	3,205,875
Geochemical surveys	2,001	375	1,246	-	18	3,640
Geological mapping	23,566	26,662	-	-	-	50,228
Geophysical surveys	-	-	-	25,256	-	25,256
Line cutting & clearing	4,726	18,086	220	-	-	23,032
Soil Sampling, Trenching & Pitting	2,605	22,527	47,109	5,693	-	77,934
Support service	201,912	362,411	39,767	53,169	576	657,835
Other	-	-	-	67,145		67,145
	656,651	2,338,447	110,487	1,760,556	2,250	4,868,391
Balance, beginning of period	11,901,552	4,996,484	36,969	1,294,306	-	18,229,311
Balance, end of period	**12,558,203**	**7,334,931**	**147,456**	**3,054,862**	**2,250**	**23,097,702**
Capital equipment (i)						
Balance, beginning of period						180,214
Additions						152,740
Less Amortization						(71,129)
						261,825
Cumulative mineral property costs	**13,202,388**	**10,129,501**	**167,456**	**3,228,154**	**70,599**	**27,059,924**
Total additions to mineral properties	**1,170,279**	**4,418,947**	**110,487**	**1,760,556**	**70,599**	**7,612,479**

(i) Capital equipment consists of exploration vehicles, computers, and surveying equipment the declining balance method is used to calculate the amortization at the annual rattle of 30%. The amortization is being deferred and is charged to each property on the % of use.

Nine Months Ended October 31,2003	Hwini-Butre $	Benso $	Burkina Faso $	Uchi Lake $	Total $
Acquisition costs	-				
Balance, beginning of period	-	39,750	94,800	1	134,551
Incurred during the period:					
Cash	-	-	-	-	-
Balance, end of period	**-**	**39,750**	**94,800**	**1**	**134,551**
Exploration expenditures:					
Amortization	-	-	-	-	-
Consulting/Personnel	53,724	175,672	69,690	-	299,086
Consumable field equipment	-	2,063	1,560	-	3,623
Drilling	-	829,854	548,756	-	1,378,610
Geological mapping	-	-	-	-	-
Geological surveys	-	-	-	-	-
Line cutting & clearing	-	27,656	17,000	-	44,656
Soil Sampling, Trenching & Pitting	-	58,727	-		58,727
Support service	80,054	411,419	125,099	-	616,572
	133,778	1,505,391	762,105	-	2,401,274
Balance, beginning of period	11,629,067	3,143,462	126,105	-	14,898,635
Balance, end of period	**11,762,845**	**4,648,853**	**888,211**	**-**	**17,299,909**
Cumulative mineral property costs	**11,762,845**	**4,688,603**	**983,011**	**1**	**17,434,460**
Total additions to mineral properties	133,778	1,505,391	762,105	-	2,401,274

St. Jude
RESOURCES LTD.

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Project Geologist Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers: P.Eng., President, Markedon Energy Ltd. Chris A. Bennett: Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: +1-604-940-6565 Fax: +1-604-940-6566

www.stjudegold.com

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2004-12-17 19:19 ET

RECEIVED
2004 DEC 30 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : December 10, 2004 - December 14, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
376051	2004-12-10	2004-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.5000	821,790						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
376053	2004-12-13	2004-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.5400	823,790						
376055	2004-12-13	2004-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.4000	824,790						
376056	2004-12-14	2004-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.5400	825,790						